UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-42000

Zhibao Technology Inc.

(Translation of registrant’s name into English)

Floor 3, Building 6, Wuxing Road, Lane 727

Pudong New Area, Shanghai, China, 201204

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

☒ Form 20-F       ☐ Form 40-F

EXPLANATORY NOTE

This Report on Form 6-K is hereby incorporated by reference into the registration statement on Form S-8 (Registration No. 333-293537), to the extent not superseded by documents or reports subsequently filed or furnished by Zhibao Technology Inc. (the “Company”) under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Certain Private Placement Financing Agreements

On April 8, 2026, Company entered into a securities purchase agreement (the “Note SPA”) with a certain third-party investor (the “Note Buyer”), pursuant to which the Company agreed to issue and sell to the Note Buyer one or more new series of senior secured convertible notes of the Company, in the aggregate original principal amount of up to $6,666,667 (the “Notes”) ($6,000,000, with an original issue discount of 10%).

On April 10, 2026 (the “Closing Date”), the Company issued and sold an initial Note in the original principal amount of $3,333,333 (purchased for $3,000,000 with an original issue discount of 10%) (the “Initial Note”) under the Note SPA to the Note Buyer. In accordance with the Note SPA, subject to the satisfaction of certain conditions provided in the Note SPA, the Company shall have the right to require the Note Buyer to purchase, and the Note Buyer shall have the right to require the Company to sell and issue, up to two additional notes (the “Additional Notes” and together with the Initial Note, the “Notes”) in an original principal amount of $555,556 (to be purchased for $500,000 with an original issue discount of 10%, the “Second Note”) and $2,777,778 (to be purchased for $2,500,000 with an original issue discount of 10%, the “Third Note”), respectively. The Second Note will only be issuable when the Initial Registration Statement (as defined below) has been declared effective by the Securities and Exchange Commission, and the Third Note will only be issuable when certain conditions have been satisfied or waived in accordance with the Note SPA, including, among others, the Equity Conditions (as defined in the Notes), and the Additional Funding Conditions (as defined in the Note SPA).

The Notes will be convertible, in whole or in part, from time to time at the option of the Note Buyer commencing on or after the issue date of each Note into the Company’s Class A ordinary shares, $0.0001 par value per share (the “Ordinary Shares”), at an initial conversion price per share of $0.87. On each applicable Installment Date (as defined in the Notes) and provided that the Equity Conditions are satisfied, the Company will pay to the Buyer the applicable Installment Amount (as defined in the Notes) due on such date by converting such Installment Amount to Ordinary Shares in accordance with the Notes at a price per share equal to the lower of (i) the Conversion Price (as defined in the Notes and initially equal to $0.87) and (ii) 92% of the lowest VWAP in the ten (10) trading days immediately prior to each Installment Date. The Company will have the right to redeem a portion of the outstanding balance under the Notes in monthly installments in an amount equal to the greater of (i) 100% of the Conversion Amount (as defined in the Notes) being redeemed as of the Company Optional Redemption Date (as defined in the Note) and (ii) the product of (1) the quotient of (a) the Conversion Amount to be redeemed divided by (b) the Redemption Conversion Price (as defined in the Note) multiplied by (2) the higher of (A) the greatest Closing Sale Price (as defined in the Note) of the Ordinary Shares during the five (5) trading days immediately preceding the Company Optional Redemption Notice Date (as defined in the Note) and (B) the highest Closing Sale Price of the Ordinary Shares during the five (5) trading days immediately preceding the Company Optional Redemption Date. Subject to certain exceptions under the Note SPA, the Notes may not be converted to the extent that the number of the Ordinary Shares owned by the Note Buyer and its affiliates will exceed 4.99%, or 9.99% (if the Note Buyer provides written notice to the Company 61 days prior to the effectiveness of any such increase), of the issued and outstanding Ordinary Shares of the Company immediately after giving effect to such conversion.

The Initial Note will mature on the 12-month anniversary of the Closing Date. The Initial Note will accrue interest at seven percent (7%) per annum. Interest on the Notes is guaranteed through the maturity date of the applicable Note regardless of whether such Note is earlier converted or redeemed.

The Notes will rank senior to all present and future indebtedness of the Company, subject to certain permitted senior indebtedness and will be secured obligations of the Company.

To secure the obligations of the Company to repay the Notes, the Company has granted to the Note Buyer a lien and security interest in an account to be established under a deposit account control agreement (the “DACA”) and any assets of the Company that are or become located in the United States, pursuant to a security agreement dated April 10, 2026 (the “Security Agreement”). The Company is required to deliver the DACA to the Note Buyer within 20 days of the Closing Date.

Under the Note SPA, the Note Buyer will have the right to participate in any future financing by the Company of up to 25% of such financing on the same terms, conditions and price provided to other investors in such financing. The Company agreed to certain restrictions on changes in its capital structure, including certain restrictions on the issuance of additional equity securities so long as the Note Buyer owns any Notes or Ordinary Shares underlying the Notes, or engaging in any Dilutive Issuances (as defined in the Notes) so long as the Notes are outstanding.

Pursuant to the Note SPA, the Company entered into a registration rights agreement dated April 10, 2026 (the “Note RRA”) with the Note Buyer to provide certain customary registration rights to the Note Buyer. The Company agreed to file with the Securities and Exchange Commission an initial registration statement (the “Initial Registration Statement”) covering the maximum number of Registrable Securities (as defined in the Note RRA) within fifteen (15) calendar days from the Closing Date so as to permit the resale of the Registrable Securities by the Note Buyer.

In connection with the Note SPA, the Company also entered into a placement agency agreement, dated April 8, 2026 (the “Placement Agency Agreement”), with R.F. Lafferty & Co., Inc. (“Lafferty”), pursuant to which Lafferty agreed to act as the exclusive placement agent for the Company, on a reasonable best efforts basis, in connection with the private placement of the Notes. Pursuant to the Placement Agency Agreement, the Company agreed to pay Lafferty a cash fee equal to 7.5% of the aggregate gross proceeds actually received by the Company from the sale of the Notes at each closing and to reimburse Lafferty for the reasonable and documented legal fees and disbursements of counsel to Lafferty in an amount not to exceed $25,000. The Placement Agency Agreement also contains customary representations, warranties, covenants, indemnification and other provisions.

The foregoing descriptions of the Note SPA, the Notes, the Security Agreement, the Note RRA, and the Placement Agency Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of these documents, forms of which are filed as Exhibits 10.1, 10.2, 10.3, 10.4, and 10.5 respectively, to this Current Report on Form 6-K and incorporated herein by reference.

R.F. Lafferty & Co., Inc. acted as exclusive placement agent and financial advisor in connection with the Notes.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Zhibao Technology Inc.

Date: April 10, 2026	By:	/s/ Botao Ma
	Name:	Botao Ma
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
10.1	Form of Securities Purchase Agreement.
10.2	Form of Senior Secured Convertible Note.
10.3	Form of Security Agreement.
10.4	Form of Registration Rights Agreement.
10.5	Form of Placement Agency Agreement by and between Zhibao Technology Inc. and R.F. Lafferty & Co., Inc.